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                           Amarillo Biosciences, Inc.

ROBERT R. SANDERS                                               MAILING ADDRESS:
ART BAKER                       ONE MAXOR PLAZA
MITCH D. CARTHEL         320 S. POLK STREET, SUITE 700
ROGER S. COX                  AMARILLO, TEXAS 79101
RUSS DEVORE*                                                       P.O. BOX 2667
EDWARD L. MORRIS                                      AMARILLO, TEXAS 79105-2667
CHRIS WRIGHT                     (806) 372-2020
JUSTIN E. MYERS                                               FAX (806) 372-3725
JOHN B. ATKINS
                                        sender's email: emorris@sandersbaker.com
*ADMITTED IN TEXAS, NEW MEXICO, OKLAHOMA & COLORADO


US Securities and Exchange Commission
Division of Corporation Finance
Attn:  Jeffrey Riedler, Assistant Director
100 F Street NE
Washington, DC 20549-6010

      Re: Your letter of may 12, 2006, subject: Amarillo Biosciences, Inc. Preliminary Proxy Statement on Schedule 14A, April 25, 2006, revised April 28, 2006
            File No. 333-04413

Dear Mr. Riedler:

      As requested by your letter dated May 12, 2006, to Amarillo Biosciences, Inc. (the "Company"), subject as above, I am pleased to respond on behalf of the Company. I have numbered my responses according to the numbering system you used in your letter, for ease of reference.

General

1. We have resubmitted under File No. 0-20792, which we believe is the correct 1934 Act filing number.

2. No written instructions, scripts or outlines will be used by any person soliciting Proxies on behalf of the Company.

3.    We have made the changes requested.

4.    We have made the changes requested.

5. We have removed the original proposal 2, and are not now soliciting Proxies to convert from Texas domicile to Delaware. As previously discussed with your staff member, Sonia Barros, we do not consider the change to Delaware to be urgent, there are no circumstances which would require us to make the change at this time, and due to the Company's desire to retain, if at all possible, its meeting date of June 22, 2006, the Company has elected to remove all references to a conversion to Delaware with regard to this year's Annual Meeting. We Will require as much of the remaining solicitation time as possible, as many of our shareholders are in Japan.

Mr. Jeffrey Riedler
May 18, 2006
Page 2 of 3


6.    The changes requested have been made.

7. The changes requested have been made, to the extent we have such information available. We do now disclose in the Proxy materials that shares of the Company held by HBL will be voted by the President of HBL, Mr. Ken Hayashibara. Dispositive power over the shares will be exercised by the Board of Directors of HBL, and we do not know the identity of those persons, nor have we ever had that information.

8.    We have added the information requested.

9. Not applicable, as Katsuaki Hayashibara does not have voting or investment control over the securities held by HBL.

10.   We have added the information requested.

11.   Not applicable in view of removal of Delaware proposal.

12.   Not applicable in view of removal of Delaware proposal.

13.   Not applicable in view of removal of Delaware proposal.

14.   We have added the information requested.

15.   We have added the information requested.

16.   We have added the information requested.

17. We have expanded our disclosure, and specifically, have incorporated references to Notes 3 and 4 to the Company's Consolidated Financial Statements for the year ended December 31, 2005, which will be attached to the Form 10-KSB sent to each Shareholder, along with the Proxy materials. There have been no material changes or new related party transactions with HBL in the past two (2) years, other than the extension of the promissory notes discussed in said Notes to financial statements.

18.   We have provided the disclosures requested.

19.   We have made the additional disclosure requested.

20.   We have made the additional disclosure requested.

Mr. Jeffrey Riedler
May 18, 2006
Page 3 of 3


      If you require any additional information or additional changes are required, please contact the undersigned at the number shown above.

                                      Very truly yours,

                                      SANDERSBAKER PC


                                      Edward L. Morris

ELM/mh

c        Amarillo Biosciences, Inc.
         Joseph M. Cummins, President
         (806) 376-9301 - Fax